Notification of dividend / distribution Notification of dividend / distribution 1 / 6 Announcement Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type New announcement Date of this announcement 26/7/2023 Distribution Amount AUD 2.60890000 Ex Date 10/8/2023 Record Date 11/8/2023 Payment Date 21/9/2023 DRP election date Thursday August 31, 2023 17:00:00 Refer to below for full details of the announcement Exhibit 99.8

Notification of dividend / distribution Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 26/7/2023 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/6/2023 2A.4 +Record Date 11/8/2023 2A.5 Ex Date 10/8/2023 Ordinary New announcement

Notification of dividend / distribution Notification of dividend / distribution 3 / 6 2A.6 Payment Date 21/9/2023 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 2.60890000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements All dividends will be paid by direct credit. Where a securityholder has nominated an Australian, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, GBP or NZD as applicable. Payments in GBP and NZD will be converted from AUD at the exchange rates applicable on 14 September 2023 and announced to the ASX the following day. Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to Yes No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes No

Notification of dividend / distribution Notification of dividend / distribution 4 / 6 receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: au.www.investorcentre.com/ 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Currency Payment currency equivalent amount per security GBP - Pound Sterling GBP NZD - New Zealand Dollar NZD 2B.2b Please provide the exchange rates used for non-primary currency payments 2B.2c If payment currency equivalent and exchange rates not known, date for information to be released 15/9/2023 Estimated or Actual? 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security AUD 3A.1b Ordinary Dividend/distribution amount per security AUD 2.60890000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 100.0000% 3A.3a Applicable corporate tax rate for franking credit (%) 30.0000% 3A.4 Ordinary dividend/distribution franked amount per +security AUD 2.60890000 3A.5 Percentage amount of dividend which is unfranked 0.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount AUD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security AUD 0.00000000 YesYes No No Actual

Notification of dividend / distribution Notification of dividend / distribution 5 / 6 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? 4A.2 Last date and time for lodgement of election notices to share registry under DRP Thursday August 31, 2023 17:00:00 4A.3 DRP discount rate 0.0000% 4A.4 Period of calculation of reinvestment price Start Date   End Date   4A.5 DRP price calculation methodology Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. DRP price will be announced to the market. 4A.6 DRP Price (including any discount): AUD 4A.7 DRP +securities +issue date   4A.8 Will DRP +securities be a new issue? 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? 4A.11 Are there any other conditions applying to DRP participation? 4A.12 Link to a copy of the DRP plan rules under Rio Tinto Limited tab.https://www.riotinto.com/invest/shareholder-information/dividends 4A.13 Further information about the DRP Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution The 2023 interim dividend of AUD 2.6089 per share is fully franked at the applicable corporate rate of 30%. No No No No Do not participate in DRP (i.e. cash payment)

Notification of dividend / distribution Notification of dividend / distribution 6 / 6 5.2 Additional information for inclusion in the Announcement Summary